FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

 Pharmaceutical Industries Ltd.

Teva Comments on Supreme Court Decision

Jerusalem, Israel, June 23, 2011 -- Teva is pleased with the High Court's decision today, which provides great clarity for both the drug industry as well as patients. This ruling reiterates that once the U.S. Food and Drug Administration approves a generic prescription drug as interchangeable to the brand, their labels must also be identical in all material respects. Accordingly, generic companies do not have the ability to influence labeling and related information and should not be held liable for failing to do so.

This is also a win for American consumers as they bear the ultimate burden of these lawsuits. The decision of the Supreme Court will help to alleviate unnecessary litigation.

Teva's top priority is the quality of our products and the safety of our patients.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: ___/s/ Eyal Desheh_____
                                       Name: Eyal Desheh
                                       Title: Chief Financial Officer

Date: June 27, 2011